                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PENTASTAR COMMUNICATIONS, INC.
                       ----------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                  --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   709632 10 3
                               ------------------
                                 (CUSIP NUMBER)

                                RICHARD M. TYLER
                              BACE INVESTMENTS, LLC
                    1522 BLAKE STREET, DENVER, COLORADO 80202
                        TELEPHONE NUMBER: (303) 620-9090
         ---------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 26, 1999
           -----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.: 709632 10 3


--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      BACE Investments, LLC
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):

      (a)     [ ]
      (b)     [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    Source of Funds (see Instructions)

      WC
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Colorado
--------------------------------------------------------------------------------
                               7     Sole Voting Power

          Number of
                                     1,674,800
           Shares              -------------------------------------------------
                               8     Shared Voting Power
        Beneficially

          Owned by                   0
                               ------------------------------------------------
            Each               9     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               10    Shared Dispositive Power
            With:
                                     1,674,800
-------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,674,800
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
13    Percent Class Represented by Amount in Row (11):

      35.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No.: 709632 10 3


--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Richard M. Tyler
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):

      (a)     [ ]
      (b)     [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    Source of Funds (see Instructions)

      WC
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                               7     Sole Voting Power

          Number of
                                     0
           Shares              -------------------------------------------------
                               8     Shared Voting Power
        Beneficially

          Owned by                   1,674,800
                               ------------------------------------------------
            Each               9     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               10    Shared Dispositive Power
            With:
                                     1,674,800
-------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,674,800
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
13    Percent Class Represented by Amount in Row (11):

      35.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No.: 709632 10 3


--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Craig J. Zoellner
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):

      (a)     [ ]
      (b)     [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    Source of Funds (see Instructions)

      WC
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                               7     Sole Voting Power

          Number of
                                     0
           Shares              -------------------------------------------------
                               8     Shared Voting Power
        Beneficially

          Owned by                   1,674,800
                               ------------------------------------------------
            Each               9     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               10    Shared Dispositive Power
            With:
                                     1,674,800
-------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,674,800
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            [ ]
--------------------------------------------------------------------------------
13    Percent Class Represented by Amount in Row (11):

      35.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

         This Statement relates to the shares of common stock, par value $.0001 per share (the "Shares"), of PentaStar Communications, Inc. (hereinafter the "Issuer"). The address of the principal executive offices of the Issuer is 1522 Blake Street, Denver, Colorado 80202.

Item 2.   IDENTITY AND BACKGROUND

         This statement is filed by BACE Investments, LLC, a Colorado limited liability company ("BACE"), and Richard M. Tyler and Craig J. Zoellner, citizens of the United States (collectively the "Reporting Persons"). The principal business address of the Reporting Persons is 1522 Blake Street, Denver, CO 80202.

         BACE is a Colorado limited liability company that is engaged in the business of investing in, among other things, the equity securities of various entities. Richard M. Tyler and Craig J. Zoellner are the sole members and the only executive officers of BACE. In addition, Messrs. Tyler and Zoellner are directors and officers of the Issuer and are also member of BACE Industries, LLC, a private company that has completed consolidations in several industries. BACE Industries does not beneficially own any of the Shares.

         On October 28, 1999, the Issuer completed an initial public offering of 1,250,000 Shares (the "Offering").

         None of the Reporting Persons or executive officers, directors or controlling persons of BACE has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

         The 1,674,800 Shares of the Issuer to which this Statement relates were purchased by BACE in a private transaction for $500. The source of funding for the purchase of these Shares is general working capital.

Item 4:  PURPOSE OF TRANSACTION

         The Shares were acquired in connection with the formation of the Issuer. The Reporting Persons have acquired the Shares of the Issuer for investment purposes. Except as described in this Item 4 and in Item 6, the Reporting Persons have no plans to effect any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Notwithstanding the foregoing, and subject to the restrictions described in Item 6, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. In particular, the Reporting Persons may purchase additional Shares or may sell

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

Shares from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares or other securities. In determining from time to time whether to purchase or sell any of the Shares (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions and other opportunities available to the Reporting Persons.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) After giving effect to the issuance of 1,250,000 Shares in the Offering, the Reporting Persons may be deemed to beneficially own in the aggregate 1,674,800 Shares representing approximately 35.3% of the Issuer's outstanding Shares (based upon the Shares stated to be outstanding as of the completion of the Offering as reported by the Issuer in the Issuer's Form SB-2 filing filed with the Securities and Exchange Commission on October 28, 1999). The Reporting Persons have direct beneficial ownership of the Shares as follows:

                  Name               Number of           Approximate Percentage
                                       Shares             Of Outstanding Shares

                  BACE               1,674,800                   35.3%


                  Messrs. Tyler and Zoellner, by virtue of their relationships to BACE (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which BACE directly beneficially owns. Each of Messrs. Tyler and Zoellner disclaims beneficial ownership of such Shares for all other purposes.

         (b) BACE has the sole voting power with regard to the 1,674,800 Shares beneficially owned directly by it. BACE has the sole dispositive power with regard to no Shares beneficially owned directly by it and shared dispositive power with regard to 1,674,800 Shares beneficially owned by it. Mr. Tyler has shared voting power and shared dispositive power with regard to 1,674,800 Shares. Mr. Zoellner has shared voting power and shared dispositive power with regard to 1,674,800 Shares.

         (c) None of the Reporting Persons has effected any transactions with respect to the Shares during the past 60 days, except for the transactions described in Item 6 below.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares that the Reporting Persons may be deemed to beneficially own.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this Statement and any amendments thereto.

         In connection with the Offering, BACE entered into an Escrow Agreement, dated as of October 20, 1999, with the Issuer, the underwriter in the Offering, other significant shareholders of the Issuer and American Securities Transfer & Trust, Inc., as escrow agent, pursuant to which BACE has deposited 140,000 Shares to be held in escrow until the earlier of: (i) the Issuer achieving pro forma (based on a full 12-month period for all acquired operations, giving effect to such acquisitions as if they had occurred on January 1, 2000) adjusted diluted earnings per share of $0.50 in fiscal year 2000; (ii) the Issuer achieving pro forma (based on a full 12-month period for all acquired operations, giving effect to such acquisitions as if they had occurred on January 1, 2001) adjusted diluted earnings per share of $1.25 in fiscal year 2001; (iii) a merger, acquisition or exchange in which the Issuer is not the surviving entity or in which the shareholders of the Issuer own less than 50% of the outstanding capital stock of the surviving entity following that transaction or the sale of all or substantially all of the assets of the Issuer that is approved by a majority of the holders of the outstanding shares, excluding the shares held in the escrow account; or (iv) October 26, 2006. The shares of common stock held in escrow are not transferable or assignable, although they may be voted by the shareholders.

         In connection with the Offering, BACE entered into a Lock-Up Agreement, dated as of October 8, 1999, with the Issuer, other significant shareholders and the underwriter in the Offering pursuant to which BACE has agreed not to sell or otherwise dispose of any of the 1,674,800 Shares beneficially owned by it or any stock dividends issued on those Shares, until October 25, 2001. BACE may sell up to 33.33% of the Shares after October 25, 2001, and additional 16.67% after October 25, 2002 and the remaining 50% only at the earlier of October 25, 2004 or a bonafide tender offer, offer to merge or acquisition of the Issuer's equity securities by an unaffiliated purchaser, effected pursuant to a vote in favor of the transaction by a majority of the shareholders, pursuant to which: (i) if the transaction occurs before October 26, 2001, the public shareholders of the Issuer receive cash or securities that are listed or to be listed, or qualified in all respects for listing, on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market7 equal in value to at least two times the initial public offering price per share of the Shares; or (ii) if the transaction occurs on or after October 26, 2001, the public shareholders of the Issuer receive cash or securities equal in value to at least one and one-half times the initial public offering price per share of the Shares. The restrictions on sale described in this paragraph will not apply: (i) if for 60 consecutive trading days commencing at least 90 days after the date of the Offering, the Shares trade in the public market at a price of not less than 150% of the initial public offering per share; (ii) if for 90 consecutive trading days commencing October 26, 2000, the Shares trade in the public market at a price of not less than 110% of the initial public offering price per share;
(iii) if for any fiscal year ending after October 26, 1999, the Issuer has earnings per share of at least (x) 5% of the initial public offering price per share of the Shares for that fiscal year, (y) 4% of the initial public offering price per share of the Shares for that fiscal year and for the prior fiscal year, calculated independently, whether or not the prior fiscal year ended after the date of the Offering, or (z) 3% of the initial public offering price per share of the Shares for that fiscal year and for each of the two prior fiscal years, calculated independently, whether or not the prior fiscal years ended after the date of the Offering;

(iv) if the Shares become a "covered security" as that term is defined in subsection 18(b)(1)(a) of the Securities Act of 1933; (v) to any transfers by will or descent and distribution; (vi) to any transfers by court order; (vii) to any transfers among the parties to the agreement; (viii) to charitable contributions, or (ix) to any transaction approved by a majority of the shareholders of the Issuer other than BACE, Black Diamond Capital, LLC, Robert
S. Lazzeri and Jeffery A. Veres.

         On March 31, 1999, Mr. Lazzeri, entered into an Option Agreement with BACE pursuant to which Mr. Lazzeri purchased for $10.00 options to buy 167,480 shares of the Issuer's common stock held by BACE. The option became effective upon the completion of the Offering and can be exercised upon the earlier of a sale of all or substantially all of the Issuer's assets or stock or March 31, 2000. The option terminates on March 31, 2004. The exercise price per share is equal to the public offering price of $10.00 per share.

         BACE is a party to a Stock Purchase Agreement dated as of March 17, 1999, with an employee of an affiliate of BACE, pursuant to which BACE has the right to acquire 34,179 shares owned by such employee or any shares thereafter acquired until March 17, 2004, if employee is not employed by BACE or an affiliate of BACE. The purchase right expires on the earlier of: (i) a sale of substantially all of the stock or assets of the Issuer; (ii) March 17, 2004 or
(iii) the death or disability of the employee.

         The foregoing descriptions of the Escrow Agreement, the Lock-Up Agreement, the Option Agreement and the Stock Purchase Agreement are qualified in their entirety by reference to the Escrow Agreement, the Lock-Up Agreement, the Option Agreement and the Stock Purchase Agreement, copies of which are attached as Exhibits 2, 3, 4 and 5, respectively, and are incorporated by reference. Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement pursuant to 17 C.F.R. 13d-1(f)(1).

         Exhibit 2 - Escrow Agreement, dated as of October 20, 1999, among BACE, Black Diamond Capital, LLC, the Issuer, Schneider Securities, Inc. and American Securities Transfer & Trust, Inc.

         Exhibit 3 - Lock-Up Agreement, dated as of October 8, 1999, among BACE, the Issuer, Schneider Securities, Inc., Black Diamond Capital, LLC, Robert S. Lazzeri and Jeffery A. Veres.

         Exhibit 4 - Option Agreement dated as of March 31, 1999 between BACE and Robert S. Lazzeri.

         Exhibit 5 - Stock Purchase Agreement dated as of March 17, 1999.


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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to this Schedule 13D, is true, correct and complete.

                                            BACE INVESTMENTS, LLC

Date: November 5, 1999                      /s/ Richard M. Tyler
                                            --------------------------------
                                            Title: Member


                                            /s/ Richard M. Tyler
                                            --------------------------------
                                            Richard M. Tyler


                                            /s/ Craig J. Zoellner
                                            --------------------------------
                                            Craig J. Zoellner

                     EXHIBIT INDEX

Exhibit         Description
-------         -----------
    1           Joint Filing Agreement pursuant to 17 C.F.R. 13d-1(f)(1).

    2           Escrow Agreement, dated as of October 20, 1999, among BACE,
                Black Diamond Capital, LLC, the Issuer, Schneider Securities,
                Inc. and American Securities Transfer & Trust, Inc.

    3 Lock-Up Agreement, dated as of October 8, 1999, among BACE the Issuer, Schneider Securities, Inc., Black Diamond Capital,
                LLC, Robert S. Lazzeri and Jeffery A. Veres.

    4 Option Agreement dated as of March 31, 1999 between BACE and Robert S. Lazzeri

    5           Stock Purchase Agreement dated as of March 17, 1999.
